Exhibit 99

[LOGO] NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000

Kadant Reports Results for First Quarter 2007

WESTFORD, Mass., May 2, 2007 - Kadant Inc. (NYSE:KAI) reported that revenues from continuing operations grew 17 percent in the first quarter of 2007 to $88.2 million, compared with $75.6 million in the first quarter of 2006. The 2007 quarter included a 4 percent revenue increase from the company's Kadant Jining subsidiary acquired in June 2006 and a 3 percent increase from foreign currency. Excluding these items, revenues from continuing operations grew 10 percent in the 2007 period. Operating income from continuing operations in the 2007 quarter increased 53 percent to $7.4 million versus $4.8 million in 2006. Income from continuing operations (after-tax) was $4.7 million in 2007, or $.33 of diluted earnings per share (EPS), versus income of $2.8 million, or $.20 of diluted EPS, a year ago. Including the discontinued operation, net income in the first quarter of 2007 was $4.3 million, or $.30 per diluted share, versus $2.7 million, or $.19 per diluted share, in the 2006 quarter.

($ in millions)	Three Months Ended			
	March 31, 2007	April 1, 2006	Change	% Change
Revenues, as reported	$ 88.2	$ 75.6	$ 12.6	17%
Adjustment to revenues for the following:				
Kadant Jining acquisition	(2.8)	-	(2.8)	(4)
Favorable foreign currency effect	(2.4)	-	(2.4)	(3)
Revenues, as adjusted	$ 83.0	$ 75.6	$ 7.4	10%

"We had an excellent start to the year." said William A. Rainville, chairman and chief executive officer of Kadant. "For the third consecutive quarter, revenues grew in every product line in the papermaking systems segment over the prior year, including an increase of 29 percent in our stock-preparation systems and 23 percent in our water management product lines. We were pleased that we exceeded our expectations both in revenues and diluted EPS for the quarter. In addition, EBITDA was up 36 percent compared to a year ago, and our cash flows from operations of $6.5 million almost quadrupled from the 2006 quarter. The strong cash flows allowed us to end the quarter with $11 million in net debt, down over $3 million from the end of 2006. Also, we purchased over $5 million of our stock in the quarter.

"Our bookings in the first quarter of 2007 were over $100 million, one of the few times we've exceeded this level, and we ended the quarter with over $84 million in backlog -- our second highest ever. Stock preparation orders in China were very strong, exceeding $24 million in the first quarter of 2007. Moreover, just after the quarter ended, we received two orders for over $7 million from Lee and Man, one of the largest paper and board producers in Asia, for OCC systems in Vietnam and China. Both systems will be used to produce linerboard from recycled fiber. As we have noted in the past, our larger system orders often impact our revenues to a greater extent than our operating income. We continue to focus on opportunities to improve our operating margins in our worldwide stock preparation business.

"Our accessories, water management, and fluid-handling product lines continue to perform well, despite the challenging and uneven market environments of the paper industry in North America and Europe. We expect to report GAAP diluted EPS of $.36 to $.38 from continuing operations in the second quarter of 2007, (including an estimated loss of $.01 per diluted share on the disposition of our Kadant Johnson Casting Products business which we sold earlier this week), on revenues of $84 to $86 million. For the full year, including the $.01 loss per diluted share on the disposition of the Casting Products business, we expect GAAP diluted EPS of $1.49 to $1.59 from continuing operations on revenues of $360 to $370 million."

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Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including earnings before interest, taxes, depreciation, and amortization (EBITDA) and revenues adjusted to exclude both the results from our acquisition and the effects of foreign currency translation. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operations and future prospects, consistent with how management measures and forecasts Kadant's performance, especially when comparing such results to previous periods or forecasts. We also believe this information is responsive to investors' requests and gives them an additional measure of Kadant's performance.

We use non-GAAP financial measures, in addition to GAAP financial measures, as the basis for measuring our underlying operating performance and comparing such performance to that of prior periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release and in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, May 3, 2007, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until May 31, 2007.

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Financial Highlights (unaudited)

(In thousands, except per share amounts and percentages)

	Three Months Ended	
Consolidated Statement of Income	March 31, 2007	April 1, 2006
Revenues	$ 88,241	$ 75,591
Costs and Operating Expenses:		
Cost of revenues	55,694	46,974
Selling, general, and administrative expenses	23,496	22,121
Research and development expenses	1,667	1,545
Restructuring costs	-	138
	80,857	70,778
Operating Income	7,384	4,813
Interest Income	351	259
Interest Expense	(806)	(794)
Income from Continuing Operations Before Provision for Income Taxes and Minority Interest Expense	6,929	4,278
Provision for Income Taxes	2,190	1,455
Minority Interest Expense	48	58
Income from Continuing Operations	4,691	2,765
Loss from Discontinued Operation, Net of Tax	(392)	(114)
Net Income	$ 4,299	$ 2,651
Basic Earnings per Share		
Income from Continuing Operations	$ .33	$ .20
Loss from Discontinued Operation	(.02)	-
Net Income	$ .31	$ .20
Diluted Earnings per Share		
Income from Continuing Operations	$ .33	$ .20
Loss from Discontinued Operation	(.03)	(.01)
Net Income	$ .30	$ .19
Weighted Average Shares		
Basic	14,007	13,580
Diluted	14,214	13,841

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Business Segment Information (a)	Three Months Ended			
	March 31, 2007		April 1, 2006	
Revenues:				
Pulp and Papermaking Systems	$	84,034	$	71,073
Other		4,207		4,518
	$	88,241	$	75,591
Gross Profit Margin:				
Pulp and Papermaking Systems		37%		38%
Other		34%		29%
		37%		38%
Operating Income:				
Pulp and Papermaking Systems	$	9,570	$	6,751
Corporate and Other		(2,186)		(1,938)
	$	7,384	$	4,813
Bookings from Continuing Operations:				
Pulp and Papermaking Systems	$	96,207	$	98,200
Other		4,017		5,421
	$	100,224	$	103,621
Capital Expenditures from Continuing Operations:				
Pulp and Papermaking Systems	$	775	$	337
Corporate and Other		63		46
	$	838	$	383

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	Three Months Ended	
Cash Flow and Other Data from Continuing Operations	March 31, 2007	April 1, 2006
Cash Provided by Operations	$ 6,452	$ 1,682
Depreciation and Amortization Expense	1,757	1,930

Balance Sheet Data	March 31, 2007	Dec. 30, 2006
Cash and Cash Equivalents	$ 41,233	$ 39,634
Short- and Long-term Debt	52,150	53,982
Shareholders' Investment	238,660	237,965

	Three Months Ended	
EBITDA Data	March 31, 2007	April 1, 2006
Consolidated		
Operating Income	$ 7,384	$ 4,813
Depreciation and Amortization	1,757	1,930
EBITDA	$ 9,141	$ 6,743
Pulp and Papermaking Systems		
Operating Income	$ 9,570	$ 6,751
Depreciation and Amortization	1,624	1,752
EBITDA	$ 11,194	$ 8,503
Corporate and Other (a)		
Operating Loss	$ (2,186)	$ (1,938)
Depreciation and Amortization	133	178
EBITDA	$ (2,053)	$ (1,760)

(a) "Other" includes the results from the Fiber-based Products business and the Casting Products business.

About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $342 million in 2006 and 2,000 employees in 16 countries worldwide. For more information, visit www.kadant.com.

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